LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, TX 77056

June 17, 2024

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LandBridge Company LLC

Registration Statement on Form S-1

Filed May 31, 2024

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2024

File No. 333-279893

Ladies and Gentlemen:

Set forth below are the responses of LandBridge Company LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2024, with respect to our Registration Statement on Form S-1 filed with the Commission on May 31, 2024 and Amendment No. 1 to our Registration Statement on Form S-1 filed with the Commission on June 7, 2024. Contemporaneously herewith, we are filing Amendment No. 2 to such Registration Statement (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Form S-1 filed on May 31, 2024

Summary

Financial Performance, page 14

1.

Please revise to balance your revised disclosure here by disclosing that as of March 31, 2024, you had a deficit in working capital, defined as current assets less current liabilities, of $7.4 million, cash and cash equivalents of $8.9 million, and $140 million in outstanding borrowings. Please also revise the third risk factor on page 32 to disclose your weighted average interest rate as of March 31, 2024.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 15, 68 and 146 of the Registration Statement accordingly.

Securities and Exchange Commission

June 17, 2024

Summary Historical and Pro Forma Financial Data, page 40

2.

We note your response to our comment 6 and your use of Acquisition Adjusted Free Cash Flow as a non-GAAP measure. Please tell us how you determined adjusting for cash flows from operating and investing activities of an acquiree prior to acquisition does not substitute individually tailored recognition and measurement methods for GAAP given the significant direct and indirect impacts associated with the acquisition. For example, given that the Company expects a material increase in its interest expense as noted in the pro forma disclosures beginning on page F-8 due to the additional term loan amounts, it appears that any cash portion of such increase would materially impact future cash provided by operating activities and as such would not be reflected in the Acquisition Adjusted Free Cash Flow measure. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove references to Acquisition Adjusted Free Cash Flow and Acquisition Adjusted Free Cash Flow Margin.

3.

We still continue to note references to pro forma operating cash flow margin in your filing. Such measure is not considered a non-GAAP measure and appears to be a measure derived from pro forma operating cash flows which is not a measure that is consistent with the type of pro forma financial information that should be provided pursuant to Article 11-02(c) of Regulation S-X. Please remove references to pro forma operating cash flow margin throughout your filing.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove references to pro forma operating cash flow margin.

Risk Factors

Our Operating Agreement will designate the Court of Chancery of the State of

Delaware. . ., page 81

4.

We note that the form of Amended and Restated Limited Liability Company Agreement that is filed as Exhibit 3.3 states that the sole and exclusive forum for claims arising under the Securities Act will be the United States District Court for the District of Delaware. Please revise your disclosure here, and elsewhere as appropriate, to be consistent with this provision.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 83 and 215 of the Registration Statement accordingly.

Use of Proceeds, page 89

5.

We refer to your revised disclosure on page 225 disclosing that affiliates of certain of your underwriters, including Wells Fargo, Goldman, and Texas Capital Bank, are lenders under your credit facility. You state that you will be using the proceeds to repay

Securities and Exchange Commission

June 17, 2024

your credit facility borrowings. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

RESPONSE: We respectfully advise the Staff that, at this time, no underwriter is expected to receive more than 5% of the offering proceeds, and therefore, no underwriter is expected to have a “conflict of interest” under FINRA Rule 5121. As a result, no qualified independent underwriter will be required in the offering in accordance with FINRA Rule 5121.

Business

Customers; Material Contracts and Marketing, page 153

6.

We refer to your revised disclosure stating that as of December 31, 2023, after taking into account your East Stateline Acquisition, your three significant customers represented 45% of your total revenues. Please expand your discussion of the agreements with ConocoPhillips, EOG Resources, and WaterBridge to provide investors with additional context regarding the material terms of these agreements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 155 of the Registration Statement accordingly.

Oil, Natural Gas and NGLs Production Prices and Costs

Production and Price History, page 171

7.

The units of measure shown for average realized prices and average costs in the table on page 171, presented as $/MBbl, $/MMcf and $/MBoe, are incorrect. Please revise the table to use $/Bbl, $/Mcf, and $/Boe where appropriate.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 173 of the Registration Statement accordingly.

Acreage, page 172

8.	We reviewed the table of developed and undeveloped acreage on page 172 and note the following:

•

The column labeled “Net Mineral Acres” appears to represent the gross acres in which the Company owns an interest, or “Gross Mineral Acres” based on the Glossary definition on page A-2. If this column presents the Company’s gross mineral acres, please revise the column title and definition to “Gross Mineral Acres.” If this column does not present the Company’s gross mineral acres, please explain.

•

The column labeled “Weighted Average Royalty Interest” contains an interest of 14% that is not consistent with disclosures elsewhere in your filing (pages 12, 141, and 152) which state the Company’s weighted average royalty interest is 23.9%. Please review and revise as necessary to remove any inconsistencies.

Securities and Exchange Commission

June 17, 2024

•

The calculation provided in footnote (1) for “Net Royalty Acres (1/8th Basis)” appears to artificially inflate the Company’s “Gross Mineral Acres” using a 12.5% royalty interest instead of calculating a Net Royalty Interest based on a standardized 1/8th royalty. For example, the Company owns a “Weighted Average Royalty Interest” of 23.9% in 1,775 Gross Mineral Acres; therefore, the Company’s Net Royalty Acres would equal (1,775 gross acres x .239) = 424 net acres. On a standardized 1/8th or 12.5% royalty basis, the Company’s Net Royalty Acres would equal (1,775 gross acres x .125) = 222 net acres. In a standardized basis comparison, the actual gross mineral acres in which a Company owns an interest does not change. The acreage table on page 172 presents calculated total “Net Royalty Acres (1/8th Basis)” of (4,180 gross mineral acres x .239)/.125) = 7,987 net acres which is larger than the Company’s actual gross mineral acres of 4,180 acres. For disclosure clarity, please remove the presentation of acreage on a standardized 1/8th basis from the developed and undeveloped acreage table.

•

In conjunction, please remove the presentation of acreage on a standardized 1/8th basis from the acreage table on page 152 and instead present the Company’s actual gross mineral acres by location (county and position).

•

Also, acreage disclosures elsewhere in your filing (pages 3, 12, 127, 132, 141, and 152) state “the Company has approximately 8,000 total net mineral acres” which correlate with the incorrectly calculated “Net Royalty Acres (1/8th Basis).” Please revise these acreage disclosures to instead present the Company’s total actual “Gross Mineral Acres.”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 154 and 174 of the Registration Statement accordingly.

9.

We reviewed the table of Leased and Unleased acreage on page 172 and note the table includes the category of “Undeveloped” which should be revised to “Unleased.” Also, for clarity, please revise the column labeled “Net Mineral Acres” to “Gross Mineral Acres” and the table total to “Total Gross Mineral Acres.”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 174 of the Registration Statement accordingly.

Exhibits

10.

We note that the revised exhibit index no longer refers to the purchase agreement with D.K. Boyd Oil. To the extent applicable, please revise your disclosures as appropriate to discuss any material post-closing provisions of the agreement, and revise your disclosure as appropriate to identify the third party seller.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 23 of the Registration Statement accordingly to explain that we have no material post-closing obligations pursuant to the East Stateline Acquisition purchase agreement. The limited post-closing obligations that exist pursuant to the East Stateline Acquisition purchase agreement are customary and non-material, such as indemnification for breaches of general and customary representations and warranties and mutual cooperation with respect to tax and regulatory filings. We choose to

Securities and Exchange Commission

June 17, 2024

omit the name of the seller from our disclosure in light of our and the seller’s minimal post-closing obligations to each other, our lack of an ongoing relationship with the seller and in an effort to protect the privacy of the seller who is a natural person (although an entity owned by the seller was also a party to the purchase agreement). We respectfully advise the Staff that we do not believe the identity of the third-party seller is (i) required to be disclosed in the Registration Statement under Regulation S-K or (ii) material to an investor’s investment decision.

Possible Concurrent Private Placement

In addition to revising the Registration Statement to address the Staff’s comments set forth above, we have added disclosure on pages 25 and 26 of the Registration Statement describing a possible private placement transaction that we may seek to complete concurrently with the closing of the initial public offering with certain accredited investors (the “Concurrent Private Placement”). If and to the extent such private placement transaction materializes, we would rely on the “private placement” exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof and Regulation D promulgated thereunder, and accordingly, the Class A shares issued to such investors would not be registered under the Securities Act and would be restricted securities. In addition, as reflected in the Registration Statement, such investors would be expected to enter into lock-up agreements with us pursuant to which they would be subject to certain restrictions with respect to the sale or other disposition of our Class A shares for a period of 180 days. Goldman Sachs & Co. LLC would act as placement agent in connection with the Concurrent Private Placement.

In order to address any questions the Staff may have regarding integration of the initial public offering and the Concurrent Private Placement, we have reviewed Rule 152 under the Securities Act as well as applicable Commission guidance as reflected in Securities Act releases Nos. 33-10844 (November 2020) and 33-8828 (August 2007), as well as Securities Act CD&I Q&A 139.25. Under Rule 152(a), offers and sales will not be integrated if, “based on the particular facts and circumstances,” the issuer can establish that “each offering either complies with the registration requirements of the Securities Act or that an exemption from registration is available for the particular offering.” The Company confirms to the Staff that the Concurrent Private Placement would meet all of the requirements for an exempt offering under Rule 506 of Regulation D. The Company further confirms to the Staff that neither it, nor any person acting on its behalf, solicited any purchaser in the Concurrent Private Placement through the use of general solicitation under Rule 152(a)(1)(i) promulgated under the Securities Act. Accordingly, we have concluded that the Concurrent Private Placement should not be integrated with the initial public offering.

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Securities and Exchange Commission

June 17, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.